                                                                Exhibit 16.1


Item 4.  Changes in Registrant's Certifying Accountant.
         ----------------------------------------------

On October 4, 2001, Xerox Corporation ("Company") determined to change the Company's independent accountants, and, accordingly, ended the engagement of KPMG LLP ("KPMG") in that role and retained PricewaterhouseCoopers LLP as its independent accountants for the fiscal year ending December 31, 2001. The Audit Committee of the Board of Directors (the "Audit Committee") and the Board of Directors of the Company approved the decision to change independent accountants.

The reports of KPMG on the financial statements of the Company for each of the fiscal years ended December 31, 2000 and December 31, 1999 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Except to the extent discussed below, for the fiscal years ended December 31, 2000 and December 31, 1999 and through the date of this report, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or audit scope or procedure which, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of such disagreement in its reports on the financial statements for such fiscal years. Nor, except to the extent discussed below, were there any reportable events within the meaning of
Item 304(a)(1)(v) of Regulation S-K for the fiscal years ended December
31, 2000 and December 31, 1999 and through the date of this report. With respect to the matters discussed below, the Audit Committee discussed them with KPMG and authorized KPMG to respond fully to inquiries of PricewaterhouseCoopers LLP concerning them.

In March 2001, KPMG informed management and the Audit Committee that it wished to expand significantly the scope of its audit work in connection with the audit of the Company's 2000 financial statements. KPMG proposed that certain additional procedures be performed, including that the Audit Committee appoint Special Counsel to conduct an inquiry into certain issues, which procedures were performed in March, April and May, 2001.

While the expanded procedures were being performed, KPMG informed the Audit Committee and management that KPMG was unwilling to rely on representations by two employees in one of the Company's geographic operating units. Management removed those employees from responsibility in connection with the Company's system of financial reporting.

As a result of observations during its 2000 audit, and other information discussed with the Audit Committee, KPMG reported certain material weaknesses in the Company's internal control systems and made recommendations concerning certain components of the Company's business:

- KPMG emphasized the importance for internal control of the tone set by the Company's top management. KPMG noted that, as a result of its audit and information reported by Special Counsel, it believed there was evidence that management was not successful in setting the appropriate tone with respect to financial reporting. It recommended that the Company take steps to remediate appropriately those issues. Certain personnel changes are being made based in part on KPMG views offered to the Audit Committee and management.

- Customer Business Operations in the Company's North American Solutions Group. KPMG noted issues with regard to CBO's ability to bill customers accurately for services, and noted that difficulties in that area had resulted in unfavorable billing adjustments during 2000. Although KPMG recognized that the Company had initiated several steps to address this issue, it concluded that it remained unclear when those changes would result in sustained improvement in reducing non-cash resolution adjustments of billing differences.
      It acknowledged that this weakness did not suggest that the net trade receivable account balance is unreasonably stated at December 31, 2000, but that proper reporting required extensive evaluation of billing adjustments during the fourth quarter. KPMG suggested various business and operational changes to address this issue.

- Communication of Accounting and Control Policies. KPMG noted that policy documents need to be updated, among other things to address issues identified by the Company's worldwide audit function, Special Counsel and KPMG, and recommended that the Company also provide increased formal training to ensure that its personnel understand the accounting and control guidance in its policies.

- Consolidation and Corporate-Level Entries. KPMG observed that the Company's quarterly consolidation process is manually intensive, requiring numerous adjustments at corporate financial reporting levels. It recommended that the Company's Consolidated Financial Information System be augmented to enhance the monitoring and review of corporate-level and manual entries, and further that the Company ensure adequate segregation of duties in the preparation and approval of such entries.

- Appropriateness of the Concessionaire Business Model in Latin American Countries. KPMG noted that during 2000, analysis by the Company's worldwide audit function indicated that certain issues existed with respect to this business model, including that certain concessionaires may lack economic substance independent of the Company, and that certain business practices involving concessionaires resulted in allowances with respect to receivables in 2000. KPMG suggested periodic assessment of the financial position of prospective and existing concessionaires, and that the Company monitor its business relationship with them to ensure that they are substantive independent distributors of the Company's products.

In addition to those items, KPMG noted that organizational changes, including the Company's turnaround program and associated reductions in headcounts, had and would continue to stress the Company's internal control structure. KPMG recommended that the Company take steps to ensure that issues likely to impact the control environment receive appropriate management attention. KPMG also recommended improved balance sheet account reconciliation and analysis on a global basis, in particular with respect to intercompany balances.

The foregoing matters were considered by KPMG in connection with their 2000 audit and did not result in any adverse opinion or disclaimer of opinion or any qualification or modification as to uncertainty, audit
scope or accounting principles.   KPMG's auditor's report dated May 30,
2001 contained a separate paragraph stating that the Company's 1999 and 1998 consolidated financial statements had been restated.

The Company commenced actions in fiscal 2000 and expanded actions in fiscal 2001 which, collectively, it believes have effectively addressed the above-discussed matters.

The Company has provided KPMG a copy of this Report and has requested KPMG to furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made herein.
A copy of such letter, dated October 4, 2001, is filed as an Exhibit to this Form 8-K.